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                               UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                              ---------------

                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934

                             (Amendment No. 1)

                         ARV ASSISTED LIVING, INC.
                             (Name of Issuer)

                               Common Stock
                               No Par Value
                      (Title of Class of Securities)

                              ---------------

                                 00204C107
                              (CUSIP Number)

                           EMERITUS CORPORATION
                    (Name of Persons Filing Statement)

                            Raymond Brandstrom
                            3131 Elliot Avenue
                                 Suite 500
                         Seattle Washington 98121
                          Tel. No.: 206-298-2909
                  (Name, Address and Telephone Number of
                   Person Authorized to Receive Notices
                            and Communications)

                              with a copy to:
   Phillip Mills                                 Michael Stansbury
   Davis Polk & Wardwell                         Perkins Coie
   450 Lexington Avenue                          1201 Third Avenue
   New York, New York 10017                      Suite 4000
   Tel. No.: 212-450-4000                        Seattle, Washington 98101
                                                 Tel. No.: 206-583-8888

                             November 7, 1997
                  (Date of Event which Requires Filing of
                              this Statement)

                              ---------------

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following: [ ]

     Check the following box if a fee is being paid with this statement: [ ]

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                               SCHEDULE 13D

CUSIP No. 00204C107                                         Page 2 of 4 Pages

   1  NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Emeritus Corporation

   2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                       (a)  [ ]
                                                                       (b)  [ ]
   3  SEC USE ONLY

   4  SOURCE OF FUNDS*

      WC, OO

   5  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
      ITEMS 2(d) or 2(e)                                                    [ ]

   6  CITIZENSHIP OR PLACE OF ORGANIZATION

               WA

   NUMBER OF SHARES            7        SOLE VOTING POWER
BENEFICIALLY OWNED BY                   1,077,200
EACH REPORTING PERSON
       WITH
                               8        SHARED VOTING POWER

                                        0

                               9        SOLE DISPOSITIVE POWER

                                        1,077,200

                               10       SHARED DISPOSITIVE POWER

                                        0


  11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,077,200

  12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES                [X]
      CERTAIN SHARES*

      See Item 5

  13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      9.3%

  14  TYPE OF REPORTING PERSON*

      CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1746 (9-88) 2 of 7



     Emeritus Corporation, a Washington corporation ("Emeritus") hereby amends and supplements the Report on Schedule 13D originally filed with the Securities and Exchange Commission on October 14, 1997 (the "Schedule 13D") with respect to the purchase of shares of Common Stock, no par value per share (the "Shares") of ARV Assisted Living, Inc., a California corporation. Capitalized terms used but not defined herein shall have the meanings given to such terms in the Schedule 13D.

     Item 3.  Source and Amount of Funds or Other Consideration.

     The response set forth in Item 3 of the Schedule 13D is hereby amended and restated in its entirety as follows.

     The aggregate amount of funds required by Emeritus to purchase the 1,077,200 Shares directly owned by it referred to in Item 5 hereof (the "Emeritus Shares") and to pay related costs was approximately $13.2 million. Of such funds, as of the date hereof, approximately $9.1 million was obtained through margin loans from Ragen MacKenzie Incorporated, Seattle, Washington. The balance of such funds was obtained from the working capital of Emeritus. Future purchases of Shares, if any, by Emeritus or its affiliates would be financed from (a) the working capital of Emeritus, (b) margin loans and (c) other third party sources. In the event that Emeritus acquires all the equity of ARV, it will need funds in addition to its existing resources. While Emeritus has had extensive discussions with prospective sources of financing including banks, institutional investors and private debt and equity sources, to date it has not entered into any definitive agreements for specifically the purpose of acquiring Shares.

     Item 5. Interest in Securities of the Company.

     The response set forth in Item 5(a) of the Schedule 13D is hereby amended by replacing "958,700" and "8.28%" in the first sentence with "1,077,200" and "9.3%", respectively.

     The response set forth in Item 5(b) of the Schedule 13D is hereby amended by replacing "958,700" in the first sentence with "1,077,200".

     The response set forth in Item 5(c) of the Schedule 13D is hereby amended and restated in its entirety as follows:

     Other than the transactions described below, no transactions in the Shares have been effected since the filing of the Schedule 13D. All of the purchases of Shares set forth below were made in the open market.

                                                                                        Aggregate
 Date of Transaction          Number of Shares Purchased       Price Per Share       Purchase Price
 -------------------          --------------------------       ---------------       --------------
      10/23/97                           20,000                    $16.30               $326,000
      10/24/97                            7,500                    $16.05               $120,375
      10/27/97                           25,000                    $15.83               $395,750
      10/31/97                           32,000                    $14.98               $479,360
       11/4/97                           15,000                    $15.21               $228,150
       11/6/97                            5,000                    $15.44                $77,200
       11/7/97                           14,000                    $15.44               $216,160

Schedule A -- Directors and Executive Officers of Emeritus.

     The response set forth in Schedule A of the Schedule 13D is hereby amended by deleting the first sentence and replacing it with the following:

     "The name, business address and present principal occupation or employment of each of the directors and executive officers of Emeritus are set forth below."



                                SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Date: November 10, 1997

                                          EMERITUS CORPORATION



                                         By: /s/ Raymond R. Brandstrom
                                             -------------------------
                                       Name: Raymond R. Brandstrom
                                      Title: President